FORM 6-K

               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       Report of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16 under

                      the Securities Exchange Act of 1934

                          For the Month of April 2003

                         GRUPO CASA SABA, S.A. DE C.V.
                (Translation of registrant's name into English)

                         Paseo de la Reforma, No. 215
                   Colonia Lomas de Chapultepec, C.P. 11000
                                 Mexico, D.F.
                                    Mexico
                    (Address of principal executive office)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F |X| Form 40-F
|_|

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|


                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            GRUPO CASA SABA, S.A. DE C.V.


Date: April 25, 2003                        By:
                                               --------------------------------
                                               Name:  Alejandro Sadurni
                                               Title: Chief Financial Officer



                         Grupo Casa Saba, S.A. de C.V.




Table of Contents                                                       Page

   First Quarter 2003 Earnings Release....................................3
            dated April 23, 2003

   Consolidated Balance Sheets.............................................9
            as of March 31, 2003 and March 31, 2002

   Consolidated Statements of Income for
            the three month periods ended ................................10
            March 31, 2002 and
            March 31, 2003

April 23,2003



1Q03 EARNINGS RELEASE



                       OPERATING PROFIT INCREASED 7.6% AND
                            NET DEBT DECREASED 64.2%

Highlights:

(Figures in millions of pesos as of March 2003, comparisons vs. the same quarter 2002.)

     o    Net sales in this quarter increased 5.00%

     o    Gross margin was 9.86%

     o    Operating expense margin decreased by 57 basis points, to 5.77%

     o    Operating income increased by 7.59%

     o    EBITDA increased 5.24%

     o    Comprehensive Financing Cost was P.s. $7.68 million

     o    Net profit decreased 14.32%, to P.s. $147.85 million

     o    Cost-bearing liabilities decreased by 35.64% , to P.s. $439.25 million

     o    Net debt decreased by 64.16%, to P.s. $154.82 million

Contacts:

GRUPO CASA SABA                              IR Communications:
Jorge Sanchez, IRO                           Ernestina Nevarez S.
+52(55) 5284-6672                            +52(55) 5644-1247
jsanchez@casasaba.com                        enevarez@irandpr.com
----------------------                       --------------------
Alejandro Sadurni, CFO
asadurni@casasaba.com
---------------------

                                                           QUARTERLY RESULTS

Due to the effective market positioning of Grupo Casa Saba in the distribution of pharmaceutical products all over the country and the ongoing innovative commercial strategies directed as much toward special clients as traditional clients, our net sales have grown by 5.00% through this quarter to P.s. $4,835.72 million of pesos.


SALES BY DIVISION:

PRIVATE PHARMA
         Private Pharma increased 7.43% in 1Q03 and as with previous quarters was the central growth engine for GCS. The quality services offered by GCS and the daily commitment to our clients, together with the innovative commercial strategies within this division, single us out as one of the country's leaders within pharmaceutical product distribution.


GOVERNMENT PHARMA
         Government pharma registered a sales increase of 6.29%, as a result of higher sells of pharmaceutical products to government hospitals and institutions. In relation to the PEMEX annual bid we estimate to have the final results in the second quarter of the year.


HEALTH, BEAUTY AND CONSUMER GOODS
         Health, beauty and consumer goods sales increased by 1.04% year-on-year. The growth rate was affected by lower sales in some beauty products, being in part attributed to the conservative economic growth in the country.

PUBLICATIONS
         Publications registered a decrease by 25.75% in sales on the 1Q03, still due to its current administrative and operative restructuring process. We estimate that the strategies implemented since the end of last year and which pursue the increase of profitability of this division, through the reorganization of its administrative processes, publishers and titles, will begin to reflect positive results during the second semester of 2003.


GENERAL MERCHANDISE AND OTHERS
         General merchandise and others registered a fall in sales by 28.01% due to the rebalancing of product lines currently underway by Centennial. In this division we are analyzing the adding of new product lines under preestablished profitability standards.

By business unit, 1Q03 sales mix was as follows:






     x  Private Pharma:                                     82.73%
     x  Government Pharma:                                   3.71%
     x  Health, Beauty and Consumer Goods:                   9.92%
     x  Publications:                                        3.06%
     x  General Merchandise and Others:                      0.58%

GROSS PROFIT
The Group's gross profit for 1Q03 was P.s. $476.71 million, being very similar to the same period of last year. Commercial strategies implemented through the quarter, with our traditional and special clients, as well as the lower sales generated by some of our divisions different of Pharma, lead to the fall in gross margin by 48 basis points to 9.86%.


OPERATING EXPENSES
Operating expenses were P.s. $278.82 million, 4.58% lower than those seen in IQ02. This important reduction reflects the continuity and the implementation of strategies focused to increase the operative efficiency of the Group.


OPERATING PROFITS
In consolidated terms, the increase in sales allowed a greater absorption of expenses which compensate the decrease in the gross margin and allowed the operating margin to increase in the 1Q03 by 10 basis points to 4.09%. Operating profit for this period reached P.s. $197.90 million, up 7.59% with respect to the same period of last year.

The higher operating margin reflects the success of our administrative reestructure, as well as our recent commercial strategies implemented in all the Group's divisions since 2002.


EBITDA
1Q03 EBITDA increased by 5.24% to P.s. $219.78 million. In relation to sales EBITDA kept a very similar level to 1Q02 with a 1 basis point increase to 4.54%.


CASH AND COST BEARING LIABILITIES
Total cost bearing liabilities in this period were P.s. $439.25 million, representing a decrease of 35.63% year-on-year and a 8.93% increase compared to December 2002. As a result of liquidity generated by operations, the Group's cash levels increased 13.56% compared to 1Q02 and 355.32% compared to 4Q02.

Consequently net debt registered a decrease of 64.16% year-on-year, and of 54.57% compared to 4Q02, reflecting a more solid balance structure.

COMPREHENSIVE FINANCING COST
Mainly due to a lower income from our monetary position (Repomo),the CFC went from an income of P.s. $1.27 million in 1Q02 to a cost of P.s. $7.68 million in 1Q03.


OTHER EXPENSES/INCOME
Other expenses/income registered an income of P.s. $11.25 million due as much to services to third parties as asset sales by the Group. Compared to 1Q02 other expenses/income increased by 4.44%.


TAX PROVISIONS
Tax provisions registered in this quarter were P.s. $53.62 million, or 128.81% higher than those registered in 1Q02. The effective tax rate in 1Q03 was 26.61%.


NET INCOME
Due as much to a higher CFC as a greater effective tax rate, the net income fell in this quarter by 14.32% year-on-year to P.s. $147.85 million.


WORKING CAPITAL
Compared to March 2002, receivable and inventory days showed increases of 3.2 and 4.4 respectively. Supplier days decreased by 6.5 days. These figures are as much a result of specific market conditions observed during this quarter as well as the evolution of the pharmaceutical products distribution market in Mexico.

However, if we examine the working capital cycle in 1Q03 and compare it to 4Q02 we see that receivable and inventory days decreased by 2.6 and 17.5 respectively while supplier days increased by 3.9 days. The improvement in all areas of working capital with respect to December 2002 had a positive impact on our cash levels and net debt.

        The 265.4 million shares issued by Grupo Casa Saba are listed on the Mexican Stock Exchange and in the form of ADRs on the New York Stock Exchange, both under the ticker symbol SAB. One
                    ADR is equivalent to 10 ordinary shares.

         Grupo Casa Saba is one of the leading distributors in Mexico of pharmaceutical, beauty, health and consumer goods, general merchandise and publications. With more than 110 years of experience, the Company distributes to the majority of the pharmacies, chains, self-service and convenience stores, as well as other specialized national channels.

    As a precautionary note to investors, except for the historic information contained herein, certain themes discussed in this document constitute forward-looking statements, Said themes have risks and uncertainties, including the economic conditions in Mexico, as well as variations in the value of the Mexican peso as compared to the US dollar.

                          GRUPO CASA SABA S.A. DE C.V.
                 Figures in thousands of pesos as of March 2003
                                   January -March               January -March                      variation
                                        2002        % of sales       2003        % of sales      $            %
Net Sales                                4,605,621     100.00%        4,835,721     100.00%     230,100        5.00%
Cost of Sales                            4,129,482      89.66%        4,359,008      90.14%     229,526        5.56%
                                   ---------------- ----------- ---------------- ----------- ----------- ------------
Gross profit                               476,139      10.34%          476,713       9.86%         575        0.12%
Operating Expenses                         292,204       6.34%          278,819       5.77%     -13,385       -4.58%

                                   ---------------- ----------- ---------------- ----------- ----------- ------------
Operating Income                           183,935       3.99%          197,895       4.09%      13,960        7.59%
Comprehensive Financing Cost
Interest Paid                               20,097       0.44%           22,634       0.47%       2,536       12.62%
Interest (Earned)                              -54       0.00%             -814      -0.02%        -760     1409.99%
Exchange Loss (Gain)                         1,236       0.03%             -319      -0.01%      -1,555         N.A.
Monetary Position                          -22,554      -0.49%          -13,819      -0.29%       8,734      -38.73%
                                   ---------------- ----------- ---------------- ----------- ----------- ------------
Comprehensive Financing Cost                -1,275      -0.03%            7,682       0.16%       8,956     -702.95%

Other Expenses (Income), Net               -10,772      -0.23%          -11,250      -0.23%        -478        4.44%


                                   ---------------- ----------- ---------------- ----------- ----------- ------------
Net Income Before Taxes                    195,981       4.26%          201,463       4.17%       5,482        2.80%

Provisions:
Income Tax                                 134,060       2.91%          142,589       2.95%       8,529        6.36%
Asset Tax                                      607       0.01%              271       0.01%        -337      -55.35%
Deferred Income Tax                       -111,236      -2.42%          -89,245      -1.85%      21,991      -19.77%
Profit sharing due                               0       0.00%                0       0.00%           0         N.A.
profit sharing deferred                          0       0.00%                0       0.00%           0         N.A.
                                   ---------------- ----------- ---------------- ----------- ----------- ------------
Total taxes                                 23,432       0.51%           53,615       1.11%      30,183      128.81%

                                   ---------------- ----------- ---------------- ----------- ----------- ------------
Net Income Before                          172,550       3.75%          147,848       3.06%     -24,702      -14.32%
Extraordinary Items

Extraordinary Items (Income)                     0          0%                0       0.00%           0         N.A.
                                   ---------------- ----------- ---------------- ----------- ----------- ------------
Net lncome                                 172,550       3.75%          147,848       3.06%     -24,702      -14.32%

Depreciation and Amortization               24,906       0.54%           21,886       0.45%      -3,020      -12.13%
EBITDA                                     208,841       4.53%          219,780       4.54%      10,939        5.24%

GRUPO CASA SABA SA DE CV
(Thousands of pesos as of March 2003)
BALANCE SHEET
                                                           Mar-03        Dec-02        Mar-02         variation $
                                                                                                   march 03-march 02
Total Assets                                               6,702,900     7,606,924      6,111,366             591,534

Current Assets                                             5,401,048     6,295,385      4,767,676             633,372
Cash and Cash Equivalents                                    284,431        62,468        250,462              33,969
Accounts Receivable                                        2,916,176     3,137,056      2,617,266             298,910
Other Accounts Receivable                                    100,917       109,655        120,560             -19,643
Inventories                                                2,044,796     2,959,290      1,735,332             309,464
Other Current Assets                                          54,726        26,916         44,056              10,670
Net Property, Plant and Equipment                            984,939       987,429      1,028,005             -43,066
Property                                                   1,014,254     1,014,851      1,031,745             -17,491
Machinery and Equipment                                      328,477       315,585        306,625              21,852
Other Equipment                                              373,741       373,179        359,515              14,226
Accumulated Depreciation                                     731,533       716,186        669,913              61,620
Construction in Progress                                           0             0             33                 -33
Deferred Assets                                              231,614       237,204        253,974             -22,360
Other Assets                                                  85,299        86,906         61,711              23,588

Total Liabilities                                          3,304,529     4,574,532      3,207,051              97,478

Current Liabilities                                        2,895,988     4,059,334      2,708,345             187,643
Accounts Payable                                           2,227,854     3,601,492      2,161,463              66,391
Bank Debt                                                    439,249       359,685        361,036              78,213
Accrued Taxes                                                 78,534       -33,946         75,549               2,985
Other Current Liabilities                                    150,351       132,102        110,296              40,055
Long-Term Liabilities                                              0        43,563        321,417            -321,417
Bank Debt                                                          0        43,563        321,417            -321,417
Deferred Liabilities                                         408,540       471,634        177,289             231,251
Other Liabilities                                                                                                   0

Shareholder's Equity                                       3,398,372     3,032,392      2,904,315             494,057

Majority Stockholder's Equity                              3,398,372     3,032,392      2,904,315             494,057
Paid-in Capital                                            1,655,407     1,655,406      1,655,406                   1
Capital Stock                                                167,903       167,903        167,903                   0
Restatement in Capital Stock                                 765,206       765,206        765,205                   1
Premium on Stock Sold                                        722,297       722,297        722,297                   0
Capital Increase(Decrease)                                 1,742,965     1,376,987      1,248,910             494,055
Equity Reserve                                             2,028,239     1,428,104      1,428,274             599,965
Reserve for Shares Repurchase                                881,992       881,991        881,991                   1
Overage (deficit) on Restatement on Stockholder's         -1,315,113    -1,484,219     -1,233,905             -81,208
Equity
Net Income                                                   147,848       551,110        172,550             -24,702